Exhibit 99.1

Davis Commodities Limited Announces Fiscal Year 2023 Financial Results

SINGAPORE, May 15, 2024 (GLOBE NEWSWIRE) -- Davis Commodities Limited (Nasdaq: DTCK) (the "Company" or "Davis Commodities"), an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products, today announced its financial results for the fiscal year ended December 31, 2023.

Ms. Li Peng Leck, Executive Chairwoman and Executive Director of Davis Commodities, commented, “I’m glad to present our financial results for fiscal year 2023. During this period, our business has maintained profitability across all products, being sugar, rice, and oil and fat products. Particularly noteworthy is the exceptional growth in revenue from the sale of oil and fat products, which surged by 171.0% compared to the previous fiscal year. Despite some headwinds in the form of a slowdown in the demand for sugar in Indonesia and Vietnam, we have made progress in our business expansion, achieving revenue growth in Africa, the Philippines, Thailand, and Singapore. We believe the results demonstrate the strength of our business strategies in the context of uncertainties from geopolitical events, government policies, and economic conditions. We are confident about our business prospects, buoyed by our proven track record in successful strategic planning and our ability to adapt to evolving macroeconomic landscapes. Looking ahead, we plan to continue expanding our distribution channels and solidifying our market presence. We also expect to leverage the longstanding relationships with our business partners to capitalize on opportunities in emerging markets with high demand for our products. We believe all of such endeavors will enable us to deliver sustainable returns and generate enhanced value for our shareholders.”

Fiscal Year 2023 Financial Results

Revenue

Total revenues of the Company were US$190.7 million for fiscal year 2023, decreased by 7.7% from US$206.7 million for fiscal year 2022. This decrease was mainly attributable to a decrease in demand for sugar and rice from the Company’s customers in Southeast Asia, notably, Indonesia and Vietnam.

	For the Fiscal Years Ended December 31,
	2023			2022
(US$ thousands)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Sale of sugar	116,443	113,110	2.9%	154,757	145,071	6.3%
Sale of rice	26,440	25,325	4.2%	34,200	32,099	6.1%
Sale of oil and fat products	47,623	45,065	5.4%	17,568	16,489	6.1%
Sale of others	218	195	10.6%	192	181	5.7%
Total	190,724	183,695	3.7%	206,717	193,840	6.2%

•	Revenue from sales of sugar was US$116.4 million for fiscal year 2023, which decreased by 24.7% from US$154.8 million for fiscal year 2022. This decline was attributable to a decrease in demand for sugar from our customers in Southeast Asia, notably, Indonesia and Vietnam. Additionally, the decrease was linked to the market disruption caused by India’s decision to ban sugar exports.

•	Revenue from sales of rice was US$26.4 million for fiscal year 2023, which decreased by 22.7% from US$34.2 million for fiscal year 2022. The decline was a direct consequence of reduced demand for rice, primarily stemming from the export ban imposed by the Indian government. This ban limits the availability of Indian rice in the international market, disrupting the established trade pattern. The Company is actively seeking alternative options for rice sourcing, to mitigate the adverse effects of the export ban on the Company’s revenue stream.

•	Revenue from sales of oil and fat products was US$47.6 million for fiscal year 2023, which increased by 171.0% from US$17.6 million for fiscal year 2022. The increase was attributable to the palm oil prices which have experienced a significant upward trend over the past three years, reaching an all-time high in 2022. In 2023, there was a price drop, leading to an increase in demand.

•	Revenue from sales of others was US$0.2 million for fiscal year 2023 The sales of other products were random sales during the year, specifically, sales of tomato puree and creamer.

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A breakdown of revenue by geographic regions for the fiscal years ended December 31, 2023 and 2022 is summarized below:

	For the fiscal years ended December 31,
(US$ thousands)	2023	%	2022	%	Amount	Change (%)
	US$’000		US$’000		US$’000
Africa	$80,637	42.3	56,863	27.5	23,774	41.8
China	17,731	9.3	16,629	8.0	1,102	6.6
Indonesia	22,502	11.8	79,645	38.5	(57,143)	(71.7)
Vietnam	9,109	4.8	28,663	13.9	(19,554)	(68.2)
Philippines	19,372	10.2	3,237	1.6	16,135	499.0
Thailand	13,120	6.9	1,980	1.0	11,140	562.6
Singapore	18,889	9.9	8,808	4.3	10,081	114.5
Other countries	9,364	4.8	10,892	5.2	(1,528)	(14.0)
Total revenue	$190,724	100.0	206,717	100	(15,993)	(7.7)

•	Revenue from the Africa market experienced growth of 41.8%. Africa’s contribution to total revenue increased to 42.3% for fiscal year 2023, from 27.5% for fiscal year 2022. The increase was driven by a rise in revenue generated from oil and fat products. The Company strategically engaged with specialized traders in oil and fat products, which contributed significantly to the growth in this market.

•	Revenue from China market demonstrated moderate growth, representing a 6.6% growth. The increase was attributable to the Company’s successful penetration into liquid sugar sales within China.

•	Revenue from the Indonesian market experienced a decline of 71.7%, which can be attributed to challenges in securing tenders for sugar imports, affecting the Company’s ability to generate revenue from this market.

•	Revenue from the Vietnam market decreased by 68.2%, primarily because in Vietnam, the government took action to regulate the impact of the price of imported sugar to their domestic sugar industry by imposing duties and quota restrictions, which led to the decrease in demand.

•	Revenue from the Philippines market increased significantly by 499.0%, primarily due to two key factors. Firstly, industrial users in the country expanded their capacity, leading to higher demand for our products. Secondly, the Philippine government issued sugar import permits in response to a poor local crop yield, which further boosted our revenue in the region.

•	Revenue from the Thailand market showed notable growth, representing a 562.6% increase, which was attributed to the expansion of capacity in Thailand’s Export Processing Zone (EPZ) factories, specifically to cater to the Chinese market. This growth was facilitated by the Free Trade Agreement (FTA) between Thailand and China, enabling increased exports to China from the EPZ factories.

•	Revenue from the Singapore market increased by 114.5%, which was mainly attributed to the expansion of capacity among local general trade and industrial users. This surge underscores the widespread acceptance of our sugar brand in the Singapore market, further contributing to our revenue growth.

•	Revenue from other countries decreased by 14.0%. This decrease was a result of a mixed performance across various countries, where some experienced increases while others saw decreases. These fluctuations, although present, were not significant enough to offset the overall decline in revenue.

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Cost of Revenue

Cost of revenue was US$183.7 million for fiscal year 2023, which decreased by 5.2% from US$193.8 million for fiscal year 2022. The decrease in cost of revenue was primarily due to the decrease in revenues as stated above, due to a reduction in demand for the Company’s products (other than oil and fat products) from the Company’s customers. Accordingly, the Company’s cost of revenues has decreased correspondingly.

Gross Profit and Gross Margin

Gross profit was US$7.0 million for fiscal year 2023, which decreased by 45.4% from US$12.9 million for fiscal year 2022. As a result of the decrease in revenues, there was a corresponding decrease in the cost of revenues.

Gross margin was 3.7% for fiscal year 2023, compared to 6.2% for fiscal year 2022. The decline in gross margin occurred due to procurement and pricing pressures in certain markets, together with rising supply chain costs.

Operating Expenses

Operating expenses of the Company were US$5.9 million for fiscal year 2023, which decreased by 22.5% from $7.6 million for fiscal year 2022.

•	Selling and marketing expenses were US$2.4 million for fiscal year 2023, which decreased by 54.7% from US$5.3 million for fiscal year 2022. The decrease was primarily due to a decrease in sales-related expenses and commissions payable.

•	General and administrative expenses were US$3.4 million for fiscal year 2023, which increased by 47.8% from US$2.3 million for fiscal year 2022. The increase was primarily due to an increase in employee benefits, office running cost, legal and professional fees, impairment losses, directors’ and officers’ liability insurance and overseas office expenses.

Other Income and Interest Expense

Other income was US$0.2 million for fiscal year 2023, which decreased by 30.5% from US$0.3 million for fiscal year 2022. This decrease was primarily due to reduced government grants and the absence of miscellaneous claims from customers and suppliers compared to the previous fiscal year 2022.

Interest expense was US$110,000 for fiscal year 2023, which increased by 233.3% from US$33,000 for fiscal year 2022, as the Company had a higher amount of bank borrowings in fiscal year 2023, compared to fiscal year 2022. During fiscal year 2023, the Company obtained a loan for a new Company vehicle that was newly acquired The Company also repaid interest to a related party for a loan provided to one of the subsidiaries of the Company.

Profit before Tax and Income Tax Expense

Profit before tax was US$1.2 million for fiscal year 2023, which decreased by 77.7% from US$5.5 million for fiscal year 2022. Correspondingly, income tax was US$0.1 million for fiscal year 2023, which decreased from $0.9 million for fiscal year 2022.

Net Income

Net income was US$1.1 million for fiscal year 2023, which decreased by 76.5% from US$4.6 million for fiscal year 2022.

Basic and diluted earnings per share were US$0.04 for fiscal year 2023, compared to US$0.20 for fiscal year 2022.

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Financial Condition

As of December 31, 2023, the Company had cash and cash equivalents of US$1.3 million, compared to US$2.5 million as of December 31, 2022.

Net cash generated by operating activities was US$1.8 million for fiscal year 2023, compared to net cash used in operating activities of US$1.9 million for fiscal year 2022. This increase was primarily due to a US$1.6 million reduction in inventory, along with decreases in tax payables and deferred offering costs. However, these decreases were offset by a substantial increase in trade and other receivables, amounting to US$10.8 million, as well as a corresponding increase in trade and other payables totaling US$8.3 million. Notably, allowance for expected credit losses were recognized during the fiscal year 2023.

Net cash used in investing activities was US$208,000 for fiscal year 2023, compared to net cash provided by investing activities of US$42,000 for fiscal year 2022. This substantial increase in cash outflow was primarily due to capital expenditures totaling approximately US$296,000, offset by interest income of approximately US$88,000.

Net cash used in financing activities was US$2.8 million for fiscal year 2023, compared US$2.6 million for fiscal year 2022. During fiscal year 2023, the Company received proceeds from an offering totaling approximately US$3.1 million, after netting off related expenses, and proceeds from finance leases totaling approximately US$0.14 million. However, these proceeds were partially offset by loan repayments and loan to a related party.

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products in various markets, including Asia, Africa and the Middle East. The Company sources, markets, and distributes commodities under two main brands: Maxwill and Taffy in Singapore. The Company also provides customers of its commodity offerings with complementary and ancillary services, such as warehouse handling and storage and logistics services. The Company utilizes an established global network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products to customers in over 20 countries, as of the fiscal year ended December 31, 2023. For more information, please visit the Company’s website: ir.daviscl.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Davis Commodities Limited

Investor Relations Department

Email: investors@daviscl.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	2,540	1,330
Accounts receivable, net	4,656	15,267
Prepaid expenses and other current assets	7,001	6,131
Deferred offering costs	1,129	–
Inventory	2,176	537
Total current assets	17,502	23,265
Property, plant and equipment	399	633
Right-of-use asset	–	73
Loan to a related party	–	5,907
Total non-current assets	399	6,613
TOTAL ASSETS	17,901	29,878

Liabilities
Current liabilities:
Bank loans - current	157	207
Lease payable - current	–	36
Finance lease - current	–	29
Accounts payable	5,096	14,323
Accruals and other current liabilities	4,749	3,850
Income taxes payable	1,357	713
Total current liabilities	11,359	19,158
Bank loans – non-current	528	323
Lease payable – non-current	–	38
Finance lease – non-current	–	101
Deferred tax liabilities	1	–
Total non-current liabilities	529	462
TOTAL LIABILITIES	11,888	19,620

Commitments and contingencies	–	–
Shareholders’ equity
Ordinary shares US$0.000000430108 par value per share; 232,500,000,000 authorized as of December 31, 2022 and 2023; 24,500,625 shares issued and outstanding**	*	*
Additional paid-in capital	–	3,151
Merger reserve	1,113	1,113
Retained earnings	4,895	5,981
Accumulated other comprehensive income	5	13
Total shareholders’ equity	6,013	10,258
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,901	29,878

*	Denotes amount less than US$’000.
**	Retrospectively restated for the effect of a 2,325-for-1 share subdivision.

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DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Revenues	194,239	206,717	190,724
Cost of revenues	(181,994)	(193,840)	(183,695)
Gross profit	12,245	12,877	7,029
Operating expenses:
Selling and marketing expenses	(5,396)	(5,307)	(2,439)
General and administrative expenses	(1,871)	(2,287)	(3,443)
Total operating expenses	(7,267)	(7,594)	(5,882)
Income from operations	4,978	5,283	1,147

Other income/(expense):
Other income	671	285	198
Interest expense	(48)	(33)	(110)
Total other income	623	252	88
Income before tax expense	5,601	5,535	1,235
Income tax expense	(901)	(920)	(149)
Net income	4,700	4,615	1,086
Other comprehensive income
Foreign currency translation loss, net of taxes	(3)	(2)	8
Total comprehensive income	4,697	4,613	1,094
Net income per share attributable to ordinary shareholders
Basic and diluted	$0.20	$0.20	$0.04
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	23,250,000	23,250,000	24,500,625

*	Retrospectively restated for the effect of a 2,325-for-1 share subdivision.

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DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	US$’000	US$’000	US$’000
Net income	4,700	4,615	1,086
Adjustments:
Depreciation and amortization	54	58	62
Unrealized loss on derivative contract at fair value	(389)	218	–
Allowance for expected credit losses	–	–	500
Impairment loss for damaged inventory	–	–	16
Bad trade debts written off	–	–	2
Interest expense	46	33	103
Interest expense on finance lease	–	–	2
Interest expense on lease liability	2	*	5
Interest income	(53)	(56)	(88)
	4,360	4,868	1,688
Changes in operating assets:
Decrease/(increase) in inventories	241	(2,082)	1,624
(Increase)/decrease in margin deposits	(599)	559	571
(Increase)/decrease of accounts and other receivables	(11,140)	4,146	(10,808)
(Increase)/decrease in deferred offering costs	–	(1,129)	1,129
Increase/(decrease) in accounts and other payables, and accruals	10,433	(8,727)	8,253
Decrease in amount due from directors	(990)	*	–
Decrease in operating lease liabilities	–	–	(3)
Increase/(decrease) in income tax payable	910	419	(645)
Cash provided by/(used in) operating activities	3,215	(1,946)	1,809

Interest received	53	56	88
Purchase of property, plant and equipment	(11)	(14)	(296)
Cash provided by/(used in) investing activities	42	42	(208)

Amount due to related parties	(157)	*	–
Loan to a related party	–	–	(5,907)
Issuance of share capital	–	*	*
Dividend paid	–	(3,001)	–
Net proceeds from offering	–	–	3,151
Proceeds from bank borrowings	256	575	–
Proceeds from finance lease	–	–	144
Repayment of bank borrowings	(2,039)	(146)	(155)
Interest paid	(46)	(33)	(28)
Principal payment of finance lease	–	–	(14)
Principal payment of lease liabilities	(38)	(38)	–
Payment of interest on finance lease	–	–	(2)
Payment of interest on lease liabilities	(2)	*	*
Cash (used in)/provided by financing activities	(2,026)	(2,643)	(2,811)

Net change in cash and cash equivalents	1,231	(4,547)	(1,210)
Cash and cash equivalents as of beginning of the year	5,856	7,087	2,540
Cash and cash equivalents as of the end of the year	7,087	2,540	1,330

Supplementary Cash Flows Information
Cash refunded/(paid) for taxes	9	(499)	(791)
Operating lease asset obtained in exchange for operating lease obligations	–	–	150
Dividend that was offset against loan assumed by shareholder/director	(2,051)	(671)	–

*	Denotes amount less than US$1,000.

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